EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212

SEC MAIL PROCESSING
RECEIVED
AUG 07 2002
WASH. D.C. 155 SECTION

July 31, 2002

02049238

VIA FEDERAL EXPRE

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

SUPPL

Dear Sirs/Mesdames:

PROCESSED
P AUG 21 2002
THOMSON FINANCIAL

Re: **Emgold Mining Corporation** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3003
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

EMGOLD MINING CORPORATION

Shannon Ross

/lb
Enclosures

dlw 8/19

United States Sec Filing
July 31, 2002

Emgold Mining Corporation
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

A. News Release

1. News Release – July 24, 2002
   Emgold Mining appoints New President and CEO

EMGOLD MINING CORPORATION
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.emgold.com / www.langmining.com

July 24, 2002

Ticker Symbol: **EMR**-TSX Venture
SEC 12g3-2(b): 82-3003

Emgold Mining Appoints New President and CEO

The Board of Directors of Emgold Mining Corporation is pleased to announce that Mr. William J. Witte, P. Eng has been appointed President and CEO of the Company effective immediately. Mr. Frank A. Lang, P. Eng, who was formerly President, has been elected as the Chairman of the Board. Mr. Witte will be responsible for the overall leadership of the Company and will include establishing short and long-term strategies and objectives for growth of the Company and arranging suitable financings to meet those objectives in order to enhance shareholder value.

Mr. Witte brings more than 26 years of mining, engineering, business, and entrepreneurial experience to Emgold. He holds degrees in both Civil (University of Nevada, Reno 1976) and Mechanical Engineering (University of Arizona 1978), and he is a registered Professional Engineer in the Province of British Columbia. His mining and engineering experience covers not only all aspects of mine exploration, process research and development, and operations, but also engineering, construction and corporate management. He has been responsible for various aspects of over 200 mining and technology projects around the world and the successful development of numerous profitable mining and business ventures. Mr. Witte has been Executive Vice President and Director of the Company since June 1999 and is a director of other public and private companies.

Emgold's primary focus will be the exploration and development of the Idaho-Maryland Gold Property located in Grass Valley, California. The project team in Grass Valley is currently being mobilized and an office will be reopened near the property. The Company will be initiating a scoping study by an internationally recognized consulting company to review the geologic information and assist the Company to develop its' plan to advance the property into a safe, efficient and profitable gold mine.

Frank A. Lang, P. Eng
Chairman

For further information please contact:
Investor Relations at LMC Management Services
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com